[Letterhead of Wachtell, Lipton, Rosen & Katz]

VIA FEDEX AND EDGAR

Mr. John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lands’ End, Inc.

  Amendment No. 5 to Registration Statement on Form 10-12B

  Filed March 11, 2014

  File No. 001-09769

Dear Mr. Reynolds:

On behalf of our client, Lands’ End, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 12, 2014, with respect to the filing referenced above.

Amendment No. 6 (“Amendment No. 6”) to the Registration Statement on Form 10 (File No. 001-09769) (the “Registration Statement”) is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 6 marked to indicate changes from the version of the Registration Statement filed on March 11, 2014.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 6. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 6.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Impacts from Our Spin-Off from Sears Holdings, page 44

1.	We note the new disclosure under Certain Relationships and Related Person Transactions quantifying expected payments to Sears. Please quantify the aggregate annual payments in this section and discuss the anticipated effects on results of operations, financial condition and liquidity. We note the new disclosure in this section quantifying the expected interest expense under the new term loan facility. Please expand this disclosure to quantify total expected annual payments under the new loan agreements and discuss the anticipated effects on results of operations, financial condition and liquidity. In this regard we note that for the nine months ending November 1, 2013, you had net income of $ 32.9 million and operating cash flows of $(10.9) million.

Mr. John Reynolds

U.S. Securities and Exchange Commission

March 13, 2014

Response: The Information Statement has been revised on pages 44 and 45 in response to the Staff’s comment.

Liquidity and Capital Resources, page 51

2.	We note your revised disclosure and response to comment 1 from our letter dated March 7, 2014. Please disclose the expected specific material terms of the new indebtedness. Please disclose any uncertainty in meeting requirements under the new debt, such as covenants, and disclose the anticipated effects on the company.

Response: The Information Statement has been revised on pages 52 and 53 in response to the Staff’s comment.

3.	In this regard, please identify the lenders and disclose the interest rates (e.g., where you reference “plus a borrowing margin”) and financial ratio requirements (e.g., where you reference “fixed charge coverage ratio”), if known, and further clarify the mandatory prepayment term, which appears to be tied to “a percentage of the borrower’s excess cash flows in each fiscal year and with the proceeds of certain asset sales

Response: The Information Statement has been revised on pages 52 and 53 in response to the Staff’s comment.

4.	Please also clarify the basis for the expected terms. For example, it is unclear if the expected maturity, maximum borrowing amounts and other expected provisions are based on non-binding term sheets, oral agreements or otherwise.

Response: The Information Statement has been revised on pages 52 and 53 in response to the Staff’s comment.

5.	We note the statement that you do not expect the financing transactions in connection with the spin-off to significantly impact 2014 cash flow requirements. Please explain the basis for this statement. As part of your response, please address the increase in all costs as a result of the spin-off, including the payments due to Sears, and the negative operating cash flow in the first nine months of fiscal 2013.

Response: The Company has revised the disclosure in the Information Statement on pages 2-3, 44-45 and 52-53 to indicate the basis for our expectation that the financing transactions will not significantly impact 2014 cash flows. Our revised disclosure indicates that working capital needs have been met primarily through funds generated from operations. Any contributions by the parent company have been more than offset by distributions made by Lands’ End to the parent company, primarily from cash flows from our operations. As indicated in the subsection “—Liquidity and Capital Resources,”

Mr. John Reynolds

U.S. Securities and Exchange Commission

March 13, 2014

“[c]ash generated from our net sales and profitability, and somewhat to a lesser extent our changes in working capital, are driven by the seasonality of our business, with a disproportionate amount of net merchandise sales and operating cash flows occurring in the fourth fiscal quarter of each year.” The Company has revised the “—Recent Developments” subsection on pages 2 and 3 to reflect expected operating cash flows for the fourth quarter of 2013 of $125.9 million and expected operating cash flows for the full year 2013 of $114.9 million.

The Information Statement has also been revised on pages 44 and 45 in response to the Staff’s comment no. 1 to disclose the expected impacts of standalone operating costs, the costs associated with our agreements with Sears Holdings and its subsidiaries, and debt service costs of the Company, in each case following the completion of the spin-off. As noted in the Information Statement, the aggregate impact of such costs is not expected to significantly impact liquidity. We expect that our cash flows from operations and the expected borrowing capacity of $175 million under the ABL Facility, which is anticipated to be used for seasonal working capital needs (as discussed in the subsection titled “—Liquidity and Capital Resources”), will provide adequate resources to meet our capital requirements and operational needs for the next fiscal year.

6.	Additionally, the statement regarding the financing transactions not significantly impacting your 2014 cash flow requirements includes the following qualifier: “subject to an event of default pursuant to the terms of the financing transactions that could cause the acceleration of our debt if not cured or waived.” It is unclear in what way and to what extent the qualification limits the preceding statement. Please revise to clarify.

Response: The Information Statement has been revised on page 52 in response to the Staff’s comment to remove the quoted language. The quoted language was intended to qualify the Company’s expectations regarding the impact of the financing transactions on its cash flows by referencing the potential risk that the occurrence of a technical default—one unrelated to the Company’s underlying liquidity and solvency, such as the failure to provide documentation required by the Term Loan on a timely basis—could theoretically cause the acceleration of the Company’s debt if not cured or waived, which would have a material effect on the Company’s cash flows. However, the Company does not expect such an event of default to occur and thus the quoted language has been removed to avoid any investor confusion that the Company’s expectations regarding the impact of the financing transactions on its cash flows include the occurrence of such an event.

7.	We note your response to comment 1 of our letter dated February 10, 2014 and statements to the staff that you expect the solvency opinion to be delivered to the board on March 14, 2014. Please provide us with a supplemental copy of the opinion at that time.

Mr. John Reynolds

U.S. Securities and Exchange Commission

March 13, 2014

Response: The Company is providing the Staff, under separate cover contemporaneously herewith, the current draft of the solvency opinion of the outside financial advisor, which is expected to be delivered to the board of directors of each of the Company and Sears Holdings Corporation on March 14, 2014. The Company is providing this information on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) and requests that such materials be deleted and/or destroyed promptly following completion of the Staff’s review thereof.

Executive Compensation, page 74

8.	We note your revised disclosure and response to comment 2 of our letter dated March 7, 2014 and we reissue the comment. Please disclose the performance targets. See Regulation S-K Compliance and Disclosure Interpretation 118.04 for guidance.

Response: The Information Statement has been revised on page 79 in response to the Staff’s comment.

Mr. John Reynolds

U.S. Securities and Exchange Commission

March 13, 2014

We hope that the foregoing, and the revisions set forth in Amendment No. 6, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1393 or by email at IKirman@wlrk.com.

Sincerely,

/s/ Igor Kirman

Igor Kirman

Enclosures

cc:	Edgar O. Huber

Chief Executive Officer

Lands’ End, Inc.

Dorian R. Williams

Vice President and Deputy General Counsel

Sears Holdings Corporation